December 28, 2011

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:      Landmark Energy Enterprise, Inc.
Form 10-Q/A for Fiscal Quarter Ended July 31, 2011
Filed October 13, 2011
Correspondence Submitted October 14, 2011
File No. 000-54153

Form 10-Q/A for Fiscal Quarter Ended July 31, 2011, filed October 13, 2011

Cover Page

1.	Please use the updated cover page for the Form 10-Q that includes applicable language and boxes to be checked indicating compliance with Rule 405 of Regulation S-T.

Response:  We will use the updated cover page for the Form 10-Q that includes applicable language and boxes to be checked indicating compliance with Rule 405 of Regulation S-T.

Item 4.T. Controls and Procedures

2.	Note that Item 4.T. expired in June 2010. Please revise to refer to Item 4 with regard to Controls and Procedures.

Response:

We will revise our Form 10-QA to refer to Item 4 with regard to Controls and Procedures.

3.	In conjunction with the proposed revisions to other Exchange Act filings, please revise the Form 10-Q for the fiscal quarter ended July 31, 2011 to disclose that both DC&P and
ICFR are not effective.

Response:

4.	We will revise our Form 10-Q for the fiscal quarter ended July 31, 2011 to disclose that both DC&P and ICFR are not effective.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Landmark Energy Enterprise Inc (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance. We will file the amended Form 10-K immediately when Staff accepts our responses to all comments and has no further comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us via phone: 410-296-2467, also with copy to our legal counsel’s office at Bernard & Yam, LLP, Attn: Man Yam, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours

/s/ Yidian Dong
Yidian Dong

Chief Executive Officer
Chief Financial Officer

Landmark Energy Enterprise Inc